Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
9354-7537 Québec Inc.	Québec
9418-1252 Québec Inc.	Québec
9463-5455 Québec Inc.	Québec
Biodroga Nutraceuticals Inc.	Québec
N Real Estate L.P.	Ontario
Neptune Care, Inc.	Delaware
Neptune Forest, Inc.	Delaware
Neptune Growth Ventures, Inc.	Delaware
Neptune Health & Wellness Innovation, Inc.	Delaware
Neptune Holding USA, Inc.	Delaware
Neptune Wellness Brands Canada, Inc.	Québec
Sprout Foods, Inc.	Delaware